Exhibit 99.1

IPASS SHAREHOLDERS FOR CHANGE

Open Letter to iPass Shareholders

April 16, 2015

Dear Fellow iPass Shareholder:

We are a group of concerned investors of iPass Inc. (“iPass” or the “Company”) who have organized as iPass Shareholders for Change. We collectively own an aggregate of 5,090,221 shares of common stock of iPass, constituting approximately 7.7% of the Company’s shares outstanding.  Over the past seven years certain members of our investment group have attempted to maintain a constructive and cordial relationship with the Company’s management and members of the Board of Directors (the “Board”) with the hope that our value improvement recommendations would be taken seriously and implemented for the benefit of all shareholders.  The dialogue has covered many issues and serious concerns regarding, among other things, the Company’s business strategy, underperformance, strategic alternatives review process, poor capital allocation decisions, executive compensation, bloated expenses, and poor corporate governance practices, all for the purpose of helping to fundamentally improve the business.

We are writing today to express our profound disappointment with the outcome of this engagement and with the current Board’s apparent failure to protect and enhance shareholder value.  Simply put, we believe that the problematic status quo and troubling underperformance at iPass is largely a result of a failure of the Board of Directors and that new leadership is not only warranted, but long overdue.

To that end, we have filed preliminary proxy materials with the Securities and Exchange Commission in connection with our efforts to solicit your support to elect five new, highly-qualified director nominees to the Board at iPass’ 2015 Annual Meeting, which is expected to take place in early June.

Despite the multiple-failed attempts to sell the business since 2008, continually falling short of executing several different business plans, the ongoing operating losses and the alarming cash depletion, we remain confident that under the right leadership and direction iPass can generate significant value for shareholders.  As the world’s largest commercial WiFi network with over 18 million access points across 120 countries, we believe iPass is a valuable yet underappreciated business supported by a dedicated group of exceptional employees. However, we believe the market will continue to apply a significant discount to iPass’ market value until investor confidence is fully restored.

In our opinion, the most effective way to enhance shareholder value and to restore investor confidence is by immediately reconstituting the Board with these five seasoned, professional business leaders who have deep, relevant operational and industry experience.  If elected, our nominees will bring a fresh perspective into the boardroom, undergo a thorough examination of the recently abandoned strategic alternatives review, act as advocates for all shareholders, and ensure that management is compensated appropriately and ultimately held accountable for its performance.

Contact
Damien Park · 215-325-0514 · dpark@hedgerelations.com

iPass Shareholders for Change’s Highly Qualified Nominees:

Richard Karp is a cost-conscious, savvy business professional with extensive operating experience at numerous technology companies.  Mr. Karp received a B.S. degree in science from the California Institute of Technology, a M.S. degree in mathematics from the University of Wisconsin, and a Ph.D. in computer science from Stanford University.  Subsequent to this, Mr. Karp managed several private and publicly-traded companies, including Catapult Communications, a manufacturer of telecom test equipment, which he founded in 1985 and took through its IPO before it was sold to Ixia in 2009 for $105 million.  Mr. Karp recently served as a director of Novatel Wireless, Inc., a leader in the design and development of MiFi technologies and M2M wireless solutions for the Internet of Things.

Brent S. Morrison is an experienced wireless technology investor.  Mr. Morrison is currently the Managing Director of Zuma Capital Management (ZCM), an investment vehicle focused on the technology industry.  Prior to ZCM, Mr. Morrison held several investment and financial consulting positions including Senior Research Analyst at the Strome Group, Research Analyst at Clocktower Capital, LLC, a global long/short equity hedge fund, and Vice President of Wilshire Associates, a financial consulting film.  Mr. Morrison also serves as a director of AdCare Health Systems, Inc., a leading long-term care provider where he is a member of the Audit Committee. Mr. Morrison received an MBA from the University of California at Los Angeles, with an emphasis in Finance and International Business, and a B.A. in Finance from the University of Colorado at Denver. Mr. Morrison is a Chartered Financial Analyst.

Damien Park is a leading senior advisor to public company boards, special board committees, CEOs and several investment funds on issues relating to shareholder-led value improvement initiatives.  Mr. Park has been the Managing Partner of Hedge Fund Solutions, LLC since its formation in 2004 and President and CEO of Hibernian Partners, a strategy consulting firm, since 1998.  Mr. Park is Co-Chairman of The Conference Board’s Expert Committee on Shareholder Activism and he is often quoted in leading business publications, and frequently speaks at top business schools and professional conferences contributing his perspective on issues regarding hedge fund activism, corporate governance reform, effective stakeholder communications and shareholder value improvement initiatives.  Mr. Park serves as a director of Deer Valley Corporation, a manufacturer of factory built homes, where he serves on the Audit Committee. Mr. Park earned a B.S. from Delaware Valley College and an MBA from Trinity College in Dublin, Ireland.

Norman Rice is a seasoned operating executive, investor and senior advisor within the technology sector.  Over his distinguished career Mr. Rice has been a senior executive with several leading technology companies, including the Communications, Media and Entertainment (CME) Vertical Business Unit of CA, Inc. (CA), the Aprisma Management Technologies Business Unit of Concord Communications, Inc., a provider of network service management software solutions (before its sale to CA), Aprisma Management Technologies, Inc., a company that provided Network assurance solutions (before its sale to Concord Communications), and HoustonStreet Exchange, Inc., a subsidiary of BayCorp Holdings, Ltd.  Mr. Rice previously served as a director of Nitro Security Inc. (n/k/a McAfee, Inc.), a then leading provider of security information and event management (SIEM) solutions that provides complete visibility and situational awareness to protect critical information and infrastructure.  Mr. Rice also currently serves as a director of DSP Group, Inc. (DSP Group), a leading global provider of wireless chipset solutions for converged communications, where he also serves as a member of the Audit and Strategy Committees.  Mr. Rice holds Masters Degrees in Engineering and Management from Dartmouth College and a Bachelor of Science from the University of Michigan.

Ken Traub is a well-respected, proven business leader with decades of experience operating and investing in technology companies worldwide.  Mr. Traub previously served as a director of iPass Inc. pursuant to a settlement agreement with Foxhill Opportunity, L.P. from June 2009 to June 2013.  Mr. Traub is currently the President and Chief Executive Officer of Ethos Management LLC, which specializes in investing in and advising companies to execute strategies to build and unlock stockholder value.  Previously, Mr. Traub was the President and CEO of American Bank Note Holographics, Inc. (ABNH), a leading global supplier of optical security devices. During his tenure with ABNH, Mr. Traub managed the turnaround, growth and sale of the Company to JDS Uniphase Corp. Following the sale of ABNH, he served as Vice President of JDSU, a global leader in optical technologies and telecommunications.  Prior to ABNH, Mr. Traub co-founded Voxware, Inc., a pioneer in Voice over Internet Protocol communication technologies. Mr. Traub currently serves on the boards of directors of the following SEC reporting companies:  (i) Vitesse Semiconductor Corporation, a leading supplier of integrated circuit solutions for next-generation carrier and enterprise networks, (ii) MRV Communications, Inc., a leading provider of optical communications network equipment and network integration, where he serves as Chairman of the Board, (iii) DSP Group, (iv) Athersys, Inc., a biotechnology company engaged in the discovery and development of therapeutic product candidates, and (v) A. M. Castle & Co., a global distributor of specialty metal and plastic products and supply chain services.  Mr. Traub previously served on the boards of directors of the following companies, all of which were sold for a significant premium: (i) Phoenix Technologies Ltd., a supplier of the basic input output system for the personal computer industry, (ii) MIPS Technologies, Inc., a leading provider of industry standard processor architectures and cores, and (iii) Xyratex Limited, a leading supplier of data storage technologies.  Mr. Traub received a BA from Emory College and an MBA from Harvard Business School.

Following the filing of our definitive proxy materials, we will be sharing more information with you regarding our plans for the Company and our strategy to unlock substantial value for the benefit of all iPass shareholders.  As representatives of one of the largest shareholdings in iPass, our interests are directly aligned with yours and we look forward to communicating with you throughout this process.

Sincerely,

iPass Shareholders for Change